Exhibit 99(e)(9) – (Item 27(e)(9)) Form of 1st Notice of Transfer – Negative Consent Form

[Equitable Mark]

[XX/XX/20XX]

[Owner Name]
[Owner Address]

[Product Name]

Contract No. [XXXXXXXXX]

NOTICE OF TRANSFER

IMPORTANT: THIS NOTICE AFFECTS YOUR CONTRACT RIGHTS AND ADMINISTRATION. PLEASE READ IT CAREFULLY.

Dear [Name of Contract Owner]:

We are writing to let you know that Equitable Financial Life Insurance Company (“Equitable Financial”) has reached an agreement with Venerable Insurance and Annuity Company (“VIAC”) to transfer your [Product Name] variable annuity contract, [INSERT CONTRACT NUMBER] (the “Contract”) and its administration to VIAC. VIAC is an insurer that specializes in the management and administration of variable annuity contracts; as of [December 30, 2022], VIAC administers [over 200,000] variable annuity contracts and has [over $70 billion] of assets under risk management.

Under this agreement, VIAC will replace Equitable Financial as your Contract’s insurer and will assume all of the rights, obligations and liabilities of Equitable Financial under the express terms of your Contract. There will be no changes to your contractual terms as of the effective date of this transfer, and all features and benefits applicable to your Contract will operate as before, as stated in your Contract. The Commissioner of Insurance in your state has reviewed and approved any filings required in your state related to this transfer. We anticipate the transfer will be effective in the [first/second/third/fourth] quarter of 202[X], and will let you know the exact date in an upcoming communication once it has been finalized.

Below you’ll find additional information about VIAC, the reasons for this agreement, your rights with respect to the transfer, the effect of the transfer, and financial information regarding both Equitable Financial and VIAC.

Overview of VIAC

VIAC is an Iowa domiciled life insurance entity and wholly owned subsidiary of Venerable Holdings, Inc. (“Venerable”), a holding company domiciled in the State of Delaware. VIAC began issuing annuities nearly five decades ago; following the merger of several other insurers into it, VIAC became one of the top retail annuity issuers in the U.S. and the flagship entity for the U.S. life insurance operations of the global financial services company ING Group. VIAC was later separated from ING Group and rebranded as part of Voya Financial.

Venerable debuted as a private company, with VIAC as its subsidiary, on June 1, 2018, a result of Voya divesting substantially all of its variable, fixed, and fixed indexed annuities businesses. Today, VIAC no longer sells new insurance or annuity contracts, and instead is singularly focused on providing quality administrative servicing to the owners and distributors of the nearly 200,000 annuity contracts it previously issued and those issued by other life insurance companies.

Digital solutions are at the cornerstone of Venerable’s customer service strategy. As such, once the transfer is complete, you can expect an enriched experience and prompt service response times. As a customer of Venerable, you will have access to an easy-to-use web-portal, self-service activities across a variety of transactions, pre-populated forms, and a robust notification process to meet your individual needs. Customer service teams are equipped with knowledge management tools that provide quick access to customer account details, offering service at a moment’s notice.

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In recognition of Venerable’s extensive history and expertise in managing variable annuity contracts, Equitable Financial engaged Venerable in 2021 to reinsure a substantial portfolio of Accumulator variable annuity contracts. As part of the transaction, Equitable Holdings (“Equitable”), the parent company of Equitable Financial, also obtained a 9.1% equity stake in the parent company of Venerable and a seat on its Board of Directors.

If you’d like additional information about Equitable Financial or VIAC, you’ll find the following enclosed with this notice: (1) financial strength ratings from two nationally recognized insurance rating services1; and (2) the annual statement balance sheet as of the date of the most recent quarterly financial statement and year end for previous periods as available.2 If you request it, a copy of the Management’s Discussion and Analysis which was filed as a supplement to the previous year’s annual statement will be sent to you at no additional expense to you. You may obtain additional information concerning VIAC by visiting www.venerable.com or contacting your state insurance department. VIAC is licensed to issue variable annuities such as your Contract in your state.

Why We Are Transferring These Contracts

This transfer agreement is a part of a corporate initiative by Equitable Holdings, the parent company of Equitable Financial, to restructure its underlying operating entities to be consistent with other peers in the life insurance industry.

Specifically, the restructuring initiative seeks to ensure that contracts issued to contract owners outside of the state of New York will be managed by entities also domiciled outside of the state of New York, and contracts issued to contract owners within the state of New York will be managed by entities domiciled within the state of New York. This structure is commonly used by other life insurance companies, and both allows us to improve the financial flexibility of Equitable Holdings’ operations and increases our ability to provide attractive new products to clients like you.

In addition, as Equitable Financial had previously engaged Venerable in 2021 to reinsure a substantial portfolio of Accumulator variable annuity contracts – including your Contract, Venerable and its subsidiaries have effectively assumed the financial and risk management responsibilities of these contracts on behalf of Equitable. This agreement will further transfer contract ownership, servicing, and administration to VIAC, thereby allowing for more streamlined and effective management by Venerable and its subsidiaries.

You Have a Choice

You may accept or reject the transfer of your Contract to VIAC.

To accept the transfer, you do not need to do anything or respond to this Notice. However, if you would like, you may also choose to indicate your acceptance on the enclosed Response Form, sign it, and return it to Equitable Financial. If you accept the transfer, when the transfer is complete VIAC will send to you a Certificate of Assumption to be attached to your Contract.

To reject the transfer, you must show your rejection on the enclosed Response Form, sign it, and ensure that it is returned to Equitable Financial, postmarked on or before [XX/XX/20XX] [insert due date for consent for the jurisdiction].

If you have not responded to this Notice by [XX/XX/20XX] [insert second notice mailing date for the jurisdiction if this is the first mailing. For jurisdictions with 3 mailings only: insert third notice mailing date if this is the second mailing] you will be provided with another notice of the transfer. If Equitable Financial does not receive a Response Form from you postmarked on or before [XX/XX/20XX] [insert due date for consent for the jurisdiction], you will be deemed to have accepted the transfer, which means you will have legally consented to the transfer. In that case, as noted above, you will receive a Certificate of Assumption from VIAC to be attached to your Contract.

[1]	Ratings for the last [5] years are included for Equitable Financial and [3] years are included for VIAC.
[2]	Also includes annual statement balance sheet as of December 31 of the previous two years.
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In the event that your Contract has more than one owner, (1) to accept the offer, all owners must show acceptance as described above, or (2) to reject the offer, at least one owner needs to sign and return the enclosed Response Form.

What Happens if you Accept or Do Nothing

If you accept this transfer offer or do not reject it as set forth above, VIAC will be your Contract’s insurer as of the effective date of the transfer. VIAC will be directly responsible to you for (1) the payment of all claims and/or benefits under your Contract, (2) all other Contract obligations, and (3) servicing and administration of your Contract according to its terms. Equitable Financial will no longer have any obligations to you under your Contract. If you accept this transfer offer or do not reject it as set forth above, you should make all claims submissions under your Contract and direct all questions regarding your Contract to VIAC as of the effective date.

What Happens if you Reject

If you reject this transfer offer as set forth above, Equitable Financial will remain as your Contract’s insurer and will retain all of the rights, obligations, and liabilities under the express terms of your Contract.

If you have any questions about the transfer offer, your Contract, or about VIAC, please call our customer service center at [1-800-XXXX]. Written inquiries may be mailed to:

Equitable Financial Life Insurance Company
[Retirement Service Solutions

8501 IBM Drive, Suite 150-IR

Charlotte, NC 28262-4333]

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

[By:	/s/ Stephen Scanlon
Name:	Stephen Scanlon
Title:	Head of Individual Retirement]
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INFORMATION SUMMARY

I.	Venerable Insurance and Annuity Company (“VIAC”)

VIAC is an Iowa domiciled life insurance company and wholly owned subsidiary of Venerable Holdings, Inc. (“Venerable”), a holding company domiciled in the State of Delaware. VIAC has been assigned the following insurer financial strength rating by one rating agency that is accredited as a Nationally Recognized Statistical Rating Organization (“NRSRO”) by the U.S. Securities and Exchange Commission (“SEC”):

Kroll Bond Rating Agency (as of [May 25, 2023])
[A (“Stable”)]

VIAC specializes in variable annuity inforce management and administration, and in addition to its own annuity block of business, it currently administers policies from other insurance entities. VIAC began issuing annuities nearly five decades ago and following the merger of several other insurers into it, VIAC became the flagship retail annuity issuer under ING Group, that was later spun off as Voya Financial. Venerable debuted as a private company on June 1, 2018, a result of Voya divesting substantially all of its variable, fixed, and fixed indexed annuities businesses. VIAC no longer sells new insurance or annuity contracts, and instead is singularly focused on providing excellent administrative servicing to the owners and distributors of the nearly 200,000 annuity contracts it previously issued and those issued by other insurance companies.

II.	Equitable Financial Life Insurance Company (“Equitable Financial”)

Equitable Financial is a life insurance company domiciled in the State of New York. EFLIC has been assigned the following insurer financial strength ratings by three rating agencies that are accredited as NRSROs by the SEC:

Standard & Poor’s (as of [June 28, 2023])	A.M. Best (as of [February 16, 2023])	Moody’s (as of [May 11, 2023])
[A+ (“Strong”)]	[A (“Excellent”)]	[A1 (“Good”)]

Equitable Financial is a New York stock life insurance corporation doing business since 1859 with its home office located in New York, NY. It is an indirect wholly owned subsidiary of Equitable Holdings, Inc. Equitable offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity and employee benefit products principally to individuals and small and medium-size businesses. It also administers traditional participating group annuity contracts, generally for corporate qualified pension plans, and association plans that provide full-service retirement programs for individuals affiliated with professional and trade associations. Equitable Financial’s products are distributed by Equitable Advisors, LLC (member FINRA, SIPC) (Equitable Financial Advisors in MI and TN) and Equitable Network, LLC (Equitable Network Insurance Agency of California, LLC; Equitable Network Insurance Agency of Utah, LLC; Equitable Network of Puerto Rico, Inc.). In addition, Equitable Distributors, LLC distributes Equitable Financial’s products on a wholesale basis through national and regional securities firms, independent financial planning and other broker-dealers, banks, and brokerage general agencies. Association and corporate pension plans are marketed directly to clients by Equitable Financial.

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Disclosures:

Ratings are subject to change.

A.M. Best: A.M. Best’s Financial Strength Rating is an opinion of an insurer’s ability to meet its obligations to policyholders. A.M. Best ratings range from A++ to S. A plus (+) or minus (-) following the rating shows relative standing within the major rating categories. [The “A” rating for Equitable represents the third highest among fifteen rating levels.]

Moody’s: Moody’s Insurance Financial Strength Ratings are opinions of the ability of insurance companies to repay punctually senior policyholder claims and obligations. Moody’s ratings range from Aaa to C. Moody’s applies numerical modifiers 1,2, & 3 in each rating classification from Aa to Caa. The modifier 1 indicates that the obligation ranks in the higher end of its rating category; the modifier 2 indicates a mid-range ranking and a modifier 3 indicates a ranking in the lower end of that rating category. [The “A1” rating for Equitable represents the fifth highest among twenty-one rating levels.]

Standard & Poor’s: A Standard & Poor’s Insurer Financial Strength Rating is a current opinion of the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms. Standard & Poor’s ratings range from AAA to R. A plus (+) or minus (-) following the rating shows relative standing within the major rating categories. [The “A+” rating for Equitable represents the fifth highest among twenty rating levels.]

Equitable is the brand name of the retirement and protection subsidiaries of Equitable Holdings, Inc., including Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America (Equitable America), an AZ stock company, Equitable Distributors, LLC.

[GE-5830251.1(08/23)(exp.08/25)]

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